SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2004

|_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

      For the transition period from _______________ to _______________

      Commission file number 0-19292

A. Full title of the plan and the address of the plan, if different from that of the issuer named below

      Bluegreen Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

      Bluegreen Corporation
      4960 Conference Way North, Suite 100
      Boca Raton, Florida 33431

                  BLUEGREEN CORPORATION RETIREMENT SAVINGS PLAN

                       INDEX TO ANNUAL REPORT ON FORM 11-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........................1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS................................2
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS......................3
NOTES TO FINANCIAL STATEMENTS..................................................4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)..................8

SIGNATURES.....................................................................9

EXHIBIT 23  - CONSENT OF ERNST & YOUNG LLP....................................10

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Bluegreen Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bluegreen Corporation Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                              Ernst & Young, LLP

Miami, FL
June 21, 2005

                  Bluegreen Corporation Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                             December 31
                                                         2004           2003
                                                     ---------------------------

Assets
Investments, at fair value                           $ 17,889,612   $ 11,220,125
Employer contributions receivable                         505,923        360,737
                                                     ---------------------------
Total assets                                           18,395,535     11,580,862

Liabilities
Excess contributions refundable                           218,796        147,204
                                                     ---------------------------
Net assets available for benefits                    $ 18,176,739   $ 11,433,658
                                                     ===========================

See accompanying notes.

                  Bluegreen Corporation Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2004

Additions:
   Interest and dividend income                                     $     33,573
   Contributions:
     Participants                                                      4,051,708
     Employer                                                            505,923
   Net appreciation in fair value of investments                       3,339,035
                                                                    ------------
Total additions                                                        7,930,239

Deductions:
   Benefits paid to participants                                       1,140,077
   Administrative expenses                                                47,081
                                                                    ------------
Net increase                                                           6,743,081
Net assets available for benefits at beginning of year                11,433,658
                                                                    ------------
Net assets available for benefits at end of year                    $ 18,176,739
                                                                    ============

See accompanying notes.

                  Bluegreen Corporation Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2004

1. Description of the Plan

General

The following description of the Bluegreen Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of this document are available from Bluegreen Corporation (the Company). The Plan, which became effective March 31, 1992, is a defined contribution plan covering all employees, as defined by the Plan, of the Company who have completed one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended in 2003 to comply with tax legislation introduced from 1996 through 2001.

Contributions and Vesting

Participant contributions cannot exceed 18% of a participant's compensation or Internal Revenue Code (the Code) limitations. Effective January 1, 2001, the Company amended the Plan to provide a fixed-rate matching contribution equal to 50% of the first 3% of a participant's contribution with an annual limit of $1,000. The Company can also make a discretionary non-elective contribution.

Participants vest in Company contributions at a rate of 25% each year upon completion of two years of service, resulting in 100% vesting after five years of continuous service.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan investment results and forfeitures of nonvested amounts. Company discretionary non-elective contributions are allocated based on a participant's eligible compensation relative to total participant eligible compensation. The match is allocated based on a participant's contributions. Allocations of Plan earnings are based on individual account balances relative to the entire fund options. Forfeitures are allocated in a manner consistent with the allocation of the match or discretionary non-elective contribution, depending on what the forfeiture relates to. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account balance.

                  Bluegreen Corporation Retirement Savings Plan

1. Description of the Plan (continued)

Loans to Participants

The Plan allows participants to borrow against their vested account balances. Each loan will bear a reasonable interest rate determined by the Company in accordance with the Plan provisions, as defined. The maximum amount available for loans is the lesser of $50,000 or 50% of the participant's vested account balance. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence. Loans are repaid through payroll deductions.

Benefits

Upon  attainment  of  retirement  age,  disability,   death  or  termination  of
employment, a distribution of the vested account balance is made to the participant or named beneficiary in a lump sum.

Hardship withdrawals, as defined in the Code, are permitted only from employee elective deferrals and eligible earnings thereon.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Valuation of Investments

Investments in mutual funds are stated at fair value based on quoted market prices, which represents the net asset values of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price on the last trading day of the year. The participant loans are valued at their outstanding balances, which approximate fair value.

                  Bluegreen Corporation Retirement Savings Plan

2. Significant Accounting Policies (continued)

Administrative Expenses

Administrative expenses, comprised primarily of trustee and accounting fees, are paid directly by the Plan. The Plan pays expenses related to the management of the Plan's investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

SunTrust Retirement Services (the Trustee) holds the Plan's investment assets and executes the transactions therein.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows at December 31:

                                                           2004          2003
                                                       -------------------------

      SunTrust Stable Asset Fund                       $ 4,168,753   $ 2,392,641
      American Century Income & Growth Advisor           1,376,779     1,176,758
      Franklin Small-Mid Cap Growth Fund                 1,102,779       832,361
      Putnam International Growth Fund                   1,121,081       840,812
      Vanguard 500 Index Fund                            1,833,435     1,349,782
      Bluegreen Corporation Common Stock                 2,564,450     1,014,851
      T. Rowe Price Mid Cap Growth Fund                  1,582,837       975,629
      Federated Capital Appreciation Fund A                987,100       869,652

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by a net amount of $3,339,035, as follows:

      Increase in mutual funds                                        $1,230,383
      Increase in common stock                                         1,988,772
      Investment gain from common/collective trusts                      119,880
                                                                      ----------
                                                                      $3,339,035
                                                                      ==========

                  Bluegreen Corporation Retirement Savings Plan

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 8, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt.

5. Related Party Interest

The Plan invests in the stock of related party, Bluegreen Corporation. The Plan held 129,090 shares and 162,635 shares in the stock as of December 31, 2004 and 2003, respectively.

                  Bluegreen Corporation Retirement Savings Plan

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                            EIN #03-0300793 Plan #001

                                December 31, 2004

                                                         (c)
            (b)                          Description of Investment, Including              (e)
Identity of Issue, Borrower,          Maturity Date, Rate of Interest, Collateral,       Current
(a) Lessor, or Similar Party                    Par, or Maturity Value                    Value
--------------------------------------------------------------------------------------------------
 *     SunTrust                      Stable Asset Fund                                $  4,168,753

 *     STI Classic:                  Life Investment Grade Bond                            702,004

                                     Life Vision Moderate Growth                           179,879

                                     Life Vision Growth & Income                           348,674

                                     Life Vision Aggressive Growth                         521,442

                                     Small Cap Value Equity Fund                           489,108

       American Century              Income & Growth Advisor                             1,376,779

       Franklin                      Small-Mid Cap Growth Fund                           1,102,779

       Putnam                        International Growth Fund                           1,121,081

       Vanguard                      500 Index Fund                                      1,833,435

 *     Bluegreen Corporation         Bluegreen Corporation Common Stock                  2,564,450

       MFS                           Massachusetts Investors Growth Fund                   144,980

       T. Rowe Price                 Mid Cap Growth Fund A                               1,582,837

       Federated                     Capital Appreciation Fund A                           987,100

       Participant loans             Interest rates ranging from 5.0% to 10.5%,
                                        remaining maturity dates ranging from
                                        one to thirty years                                751,211

       Cash and cash equivalents                                                            15,100
                                                                                      ------------
                                                                                      $ 17,889,612
                                                                                      ============

*     Indicates a party-in-interest.

Note: Column (d) which provides cost information has not been included because all investments are participant-directed.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to the signed on its behalf by the undersigned hereunto duly authorized.

                                   Bluegreen Corporation Retirement Savings Plan
                                                  (Name of Plan)


Date   June 29, 2005                                By   /S/ ANTHONY M. PULEO
     -------------------                               -------------------------
                                                              (Signature)